October 21, 2005
Via Edgar
George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Re:	Phoenix Footwear Group, Inc. Form 10-K for Fiscal Year Ended January 1, 2005 Filed April 1, 2005 Forms 10-Q for Fiscal Quarters Ended April 2 and July 2, 2005 File No. 1-31309
Dear Mr. Ohsiek:
     In response to your comments by letter dated September 9, 2005 (received by us that same day) (the “September 9 Letter”) in connection with your review of the Form 10-K for the year ended January 1, 2005 and the Form 10-Q for the quarterly periods ended April 2 and July 2, 2005 filed of Phoenix Footwear Group, Inc. (“Phoenix Footwear” or the “Company”), we provide the following responses keyed to the numbered paragraphs in the September 9 Letter. This response is being submitted by the extended date previously agreed to with Ms. Ta Tanisha Henderson of the Commission.
Form 10-K for the Year Ended January 1, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition...page 25
Contractual Obligations, page 35
1.	Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Our tabular disclosure of contractual obligations includes interest bearing and non-interest bearing instruments, notes and contracts. The only contractual obligation that results in any material future interest related payments is the long-term debt obligations which are disclosed in detail on page 64 of our filing. Our long term debt as of January 1, 2005 consisted of eight different debt instruments that mature between 2006 and 2009, each with variable interest rates. Two of the instruments represent lines of credit with a requirement to make payments of interest only through the instruments termination date of June 30, 2006. Due to the variable interest rates of the debt instruments and the difficulty in estimating future line of credit balances, it is difficult to estimate future interest expense and cash payments on interest. Instead, we have preferred to disclose the terms of our existing debt to enable the reader to formulate their own conclusions with respect to projected interest expense and cash payments of interest. We believe our current contractual obligation disclosure read in conjunction with Note 8 of the Notes to Consolidated Financial Statements provides sufficient information for a reader to make reasonable conclusions on the timing and amount of required future payment obligations. However, we also believe that if properly footnoted with interest rate and principal payment assumptions, expanding our future contractual obligation disclosure would provide improved disclosure in our filing. Accordingly, we intend to adopt this expanded contractual obligation disclosure on a prospective basis with future Form 10-Q and Form 10-K filings.
Schedule II Consolidated Valuation and Qualifying Accounts, page 44
2.	Please revise to include your allowance for sales returns, if material. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Though the header labeled “Allowance for Doubtful Accounts” included in Schedule II on page 44 appears to disclose an annual roll forward for only the allowance for doubtful accounts, the amounts presented also include annual activity related to our allowance for sales returns. An analysis of our allowance for doubtful accounts and allowance for sales returns is presented in the following table:
For The Years Ended January 1, 2005, December 27, 2003 and December 31, 2002

	Allowance for
	Doubtful	Allowance for
	Accounts	Sales Returns	Total
Balance, December 31, 2001	$707,000	$761,000	$1,468,000

Provision	1,032,000	295,000	1,327,000
Write-off, disposal, costs, and other	(1,387,000)	(929,000)	(2,316,000)

Balance, December 31, 2002	352,000	127,000	479,000

Provision	626,000	112,000	738,000
Write-off, disposal, costs, and other	(164,000)	(27,000)	(191,000)

Balance, December 27, 2003	814,000	212,000	1,026,000

Provision	347,000	307,000	654,000
Write-off, disposal, costs, and other	(105,000)	(8,000)	(113,000)

Balance, January 1, 2005	$1,056,000	$511,000	$1,567,000

We concur with the Staff’s comments associated with expanded disclosure of our sales return activity. Accordingly, we intend to adopt this expanded sales return disclosure on a prospective basis with future Form 10-Q and Form 10-K filings.
Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, page 53
General
3.	Please revise and disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from the costs of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the cost related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.

All costs incurred to bring finished products to our warehouse are included in the cost of goods sold line item. These items include shipping and handling costs, agent and broker fees, letter of credit fees, customs duty, inspection costs, inbound freight and internal transfer costs. Costs associated with our own distribution and warehousing are recorded in selling, general and administrative expenses. We believe the manner in which these expenses are classified is consistent with others in the footwear and apparel industry and is therefore considered comparable. As a result, we do not believe the current disclosure is materially misleading, but concur with the Staff’s recommendation to provide cautionary disclosure in MD&A that gross margins may not be comparable to others in the industry that do not use this method of recording expenses and to quantify the amounts excluded from cost of goods sold. We will expand our disclosures in future Form 10-Q and 10-K filings as indicated above.

4.	We understand, based on your disclosure on page 9 that you participate in cooperative advertising programs with your retail customers. Please revise to disclose the nature and extent of each arrangement under which you make payments to resellers. Please disclose your accounting policy for each type of arrangement, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

In an effort to support customers in the marketing of our products, we agree to reimburse a portion of certain advertising and marketing costs that they may incur. Advertising and marketing costs that qualify for reimbursement include the cost of mailing catalogues or placing an advertisement in newspapers, magazines, television and radio programs. We agree to reimburse our customers for a portion of the advertising and marketing costs once they submit proper supporting documents that detail the type of advertisement being placed and the specific cost to place the advertisement. Our portion of the costs incurred are recognized as an expense in the period when the catalogue is mailed or when the advertisement is first placed and is included in selling, general and administrative expenses in our statement of operations. We believe that these costs are an expense in accordance with Issue 1 of EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendors Products, as we receive a separate identifiable benefit that has an estimable fair value. During our fiscal year ended January 1, 2005, we reimbursed a total of $417,000 to customers for co-op advertising and marketing related costs. As of January 1, 2005 there were no significant estimates related to co-op advertising.

We do not believe that our current disclosure is materially misleading. However, management intends to expand our disclosure related to co-op advertising as summarized above on a prospective basis in future Form 10-Q and 10-K filings.
Revenue Recognition, page 55
5.	Please revise your disclosure to clarify the timing of revenue recognition for bill and hold arrangements. To the extent that revenues for bill and hold arrangements are recognized prior to delivery to the customer, please tell us in detail how these arrangements meet the criteria set forth in paragraph 3.a. of SAB Topic 13:A for recording revenue when delivery has not yet occurred. We may have further comment.

We are under contract with the Defense Supply Center Philadelphia (“DSCP”) of the United States Department of Defense (“DoD”) to manufacture military-spec boots for all four major branches of the United States military. As required by the DoD, the contract calls for a bill and hold arrangement whereby we store goods sold to the DSCP. The DSCP issues a Delivery Order (the DSCP’s form of a purchase order) which specifies type and quantity of product to be manufactured and includes a schedule of shipments that we must make directly to our own segregated storage facility. Based on the DSCP’s schedule of shipments, a representative of the DSCP referred to as the Quality Assurance Representative (“QAR”) reviews finished goods prior to their shipment to the segregated warehouse and when approved, signs and delivers to us a DoD Form 250, Material Inspection and Receiving Report. Upon delivery of the Material Inspection and Receiving Report, transfer of title occurs and the finished goods are official property of the DSCP. Upon shipment of the accepted product to the segregated warehouse, we issue an invoice for the sale of the accepted product to the DSCP. The product located at the segregated storage facility is considered inventory of the DSCP, is registered in their National Inventory Record and remains in the segregated warehouse until we receive a Materiel Release Order (“MRO”) from the DSCP which details shipment requirements to customers of the DSCP.
In assessing the ability to recognize revenue on the bill and hold arrangement with the DSCP, we considered the recognition criteria as detailed in paragraph 3.a. of SAB Topic 13:A. Based on this assessment, we believe this arrangement meets these criteria:
1.	The risks of ownership must have passed to the buyer: Section 3.3.1 of the contract states “The contractor shall store Government-owned material received from Delivery Order shipments under the manufacturing portion of the contract in Contractor furnished storage facilities.” Transfer of title occurs upon acceptance of the product by the DSCP which occurs prior to movement of the product to the segregated warehouse. The DSCP effects this transfer through the completion of DoD Form 250, Material Inspection and Receiving Report. In accordance with the terms of the contract, we are required to maintain an insurance policy which covers loss of personal property owned by others. In the event a loss occurs to the bill and hold inventory, the insurance policy calls for payment of insurance proceeds to the owner of the property. As transfer of title has occurred prior to movement of product into the segregated warehouse, the DSCP carries all risk of ownership in the event of a loss.

2.	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation: Under the bill and hold arrangement with the DSCP, we receive a written document referred to by the DSCP as a Delivery Order, which specifies items and quantities to be delivered and a schedule of shipments to make directly to the segregated warehouse. Prior to shipment of finished product to the segregated warehouse the DSCP inspects and accepts the product which completes the earnings process and results in the generation of a sales invoice to the DSCP. Cash payment is received by us from the DSCP within 31 days of the invoice date.

3.	The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis: The contract specifically calls for a bill and hold arrangement. The DSCP mandates bill and hold arrangements to reduce their warehousing costs and to improve the efficiency with which product can be shipped to designated locations.

4.	There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g. storage periods are customary in the industry): In accordance with the contract, for a minimum of three months and a maximum of six months after the final shipment to our segregated warehouse, the DSCP can continue to submit requisitions via MROs to draw down bill and hold inventory. Within the six month period, the DSCP is required to provide us with disposition instructions for the remaining inventory.

5.	The seller must not have retained any specific performance obligations such that the earning process is not complete: Other than our requirement to ship previously accepted product from the segregated warehouse in accordance with the DSCP’s instructions, there are no performance obligations.

6.	The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders: Upon acceptance of product by the DSCP, product is no longer considered our inventory and is stored in a segregated warehouse. Only Delivery Orders submitted by the DSCP can be utilized to remove inventory from the segregated warehouse.

7.	The equipment (product) must be complete and ready for shipment: Our contract with the DSCP is for finished goods only. The DSCP inspects and accepts each contract order for finished product prior to shipment to the segregated warehouse.
Additionally, we have considered the following criteria to determine applicability of the bill and hold arrangement with the DSCP:
1.	The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer: All sales to the DSCP are due within 30 days from invoice date with payment received within 31 days.

2.	The seller’s past experiences with and pattern of bill and hold transactions: Our Altama subsidiary has approximately 36 years of history with the government in working under a bill and hold arrangement.

3.	Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods: Upon acceptance of the product by the QAR, the DSCP is liable for product at the price provided in the contract. As a result, we would not bear the risk of loss after acceptance in the event of a decline in the market value of goods.

4.	Whether the seller’s custodial risks are insurable and insured: The product is fully insured while stored at the segregated storage facility.

5.	Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold (i.e. that the business reasons for the bill and hold have not introduced a contingency to the buyer’s commitment): The contract with the DSCP does not provide for any such extended procedures.
Based on assessment of the contract with DSCP, we believe that revenues under the bill and hold arrangement are properly recorded in accordance with paragraph 3.a. of SAB Topic 13:A. Additionally, we believe our current disclosure on revenue recognition sufficiently discloses the nature of bill and hold arrangements and the process that is in place to properly recognize bill and hold related revenues.

Note 7. Acquisitions, page 60
6.	Please tell us in detail how you determined that your acquired customer relationship with the US Department of Defense (the DoD) represents an indefinite-lived intangible asset. Ensure your response addresses all of the factors outlined in paragraph 11 of SFAS 142 which might limit the useful life of such a relationship. We are particularly interested to understand why you believe that neither competitive factors nor the fact that the DoD may decide to change suppliers limits the useful life of this relationship. In connection with responding to this comment, also tell us in detail how you determine the fair value of this indefinite lived intangible for purposes of your annual impairment test.

Our interest in establishing a presence in the military market led to the conclusion that acquiring a company with existing relationships would be more economical and of more value than attempting to build a business in the military market on our own. Based on this conclusion, we identified Altama Delta Corporation (“Altama”) as an attractive acquisition opportunity due to its long and successful history as a supplier of boots to the DoD. Subsequent to our acquisition of Altama, we performed an assessment of acquired intangible assets to determine the fair value of each in accordance with SFAS 141 Business Combinations and to determine the useful life of each in accordance with SFAS 142 Goodwill and Other Intangible Assets. In addition, we engaged an independent third party to perform a fair value determination of the net assets acquired in this acquisition. We evaluated this report and considered its findings in our determination of the useful life assigned to the DoD relationship.

In assessing the fair value and useful life of the customer relationship with the DoD acquired in the acquisition of Altama, we considered the following factors:
•	Since its inception in 1969, Altama has maintained a continuous contractual relationship with the DoD,

•	Altama’s sales to the DoD have represented greater than 65% of Altama’s total military boot sales since 1969,

•	A contractor’s past performance and current capabilities are significant factors in the DoD’s contract award process,

•	The federal government continues to increase levels of spending on military equipment and the ongoing need for military footwear,

•	No one company has dominated the DoD boot market. The DoD buys multiple types of footwear including dress, safety, cold weather and combat amongst others. Manufacturers of combat boots are held to a more stringent standard due to the critical nature of the product and therefore, require a proven record of experience and capability. Due to Altama’s long history of service to the DoD, we are considered a preferred vendor under the DoD’s “Best Value” award system.

•	Altama is one of very few footwear manufacturers that maintains manufacturing operations in the U.S., a requirement by the DoD for military boot manufacturers, and

•	Margins realized on sales to the DoD are small compared to other industries which significantly reduces the risk of new competition to the market.

We made the following conclusions with respect to those factors outlined in paragraph 11 of SFAS 142:
a.	The expected use of the asset by the entity: We intend to leverage our existing relationship with the DoD to continue supply contracts for an indefinite period.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate: There are no other assets or group of assets upon which our relationship with the DoD is dependent. Materials and machinery required to produce military boots continue to be readily available in the marketplace.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life: We believe there are no such provisions that may limit the useful life of our relationship with the DoD.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost: As has been Altama’s experience since its inception, we expect the DoD to continue renewal of supply contracts for an indefinite period with no substantial incremental cost.

e.	The effects of obsolescence, demand, competition, and other economic factors: We believe that our military boot products consistently incorporate technological advances at a rate similar to industry competitors. As our products continue to remain technologically competitive and the overall industry does not experience technological advances at a significant rate, we believe that our military boot products have minimal risk exposure to becoming obsolete. Since its inception in 1969, Altama has maintained a continuous contractual relationship with the DoD. Based on our current relationship with the DoD and the current demand for military boot products, we do not expect to see a significant decline in demand for our product by the DoD. Over the last five years there have been approximately seven companies supplying military boots to the DoD, primarily due to the difficulty associated with competitively entering the market while realizing an attractive return on investment. Additionally, the DoD has consistently awarded contracts to a defined group of preferred vendors. We believe that our longstanding position as a preferred vendor of the DoD limits our exposure to competitive risks.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset: We do not believe that we will be required to incur any material expenditures to ensure the continued realization of expected cash flows from the asset.
Given Altama’s longstanding relationship with the DoD, and that at this time we have no reasonable expectation that this relationship will terminate, we believe that the expected life of the DoD relationship is indefinite.
In addition to performing our own fair value determination of our customer relationship with the DoD for the 2004 financial statements, we utilized an opinion from an independent third party on the fair value of net assets acquired, obtained in January 2005 following completion of the acquisition to assist us in our conclusions. The opinion received supports our conclusions with respect to the fair value and useful life of the DoD relationship.

In connection with our annual testing for impairment of intangibles, we performed an analysis in accordance with paragraphs 23 through 25 of SFAS 142 by preparing a five year projected cash flow that factors in expected future DoD sales, gross margin, operating margins, tax rates, capital expenditures, depreciation, weighted average cost of capital and other factors. Based on certain assumptions we discounted the projected cash flows back to a present value, factored in the present value of a terminal year and compared the result to the current carrying value of intangibles acquired in the acquisition. In analyzing the DoD relationship we considered our 36 year consecutive contract award history, our current contract award volume, our expectations of future contract awards, the small competitive environment due to the low margin opportunity of the market, the excessive cost of competitors entering the market due to the Berry Amendment which restricts the DoD to purchasing certain military related products from U.S. manufacturers only and our belief that the DoD will always maintain a few vendors to ensure a competitive and reliable pool of manufacturers.

7.	Similar to the preceding comment, please tell us in detail how you determined each of the trademarks and tradenames acquired during the fiscal years presented have indefinite useful lives, including your consideration of each of the factors outlined in paragraph 11 of SFAS 142. In this connection, it appears that associated with every acquisition over the last several years, you are recording significant amounts of indefinite-lived trademarks and tradenames. Please assure us that acquired trademarks and tradenames are not automatically classified as indefinite-lived, but rather, analyses of product life cycles, market, and competitive factors are evaluated for each specific set of facts and circumstances.

A key element to our strategic growth plan has been the acquisition of footwear and apparel companies that have established a well recognized and respected trademark, tradename or brand, within their niche market. These brands have typically maintained a loyal customer base that return for product year after year and have built this customer base through years of investment in advertising and marketing. Upon acquisition of these brands, we leverage the product history, the existing customer base and the brand name to realize increased sales and profits. In our opinion, the brands we acquired have an indefinite useful life and we expect them to retain the respective values as long as they continue to provide a quality product that the customer is willing to buy. As such, we believe there is no estimable useful life.

We made the following conclusions with respect to each of the brands acquired in the fiscal years presented as far as those factors outlined in paragraph 11 of SFAS 142:

a.	The expected use of the asset by the entity: We intend to continue the use of acquired trademarks and tradenames for the foreseeable future. We have no expectation to discontinue use of these trademarks or tradenames.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate: There are no other assets or groups of assets upon which our trademarks and tradenames are dependent.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life: We believe there are no such provisions that may limit the useful life of our trademarks and tradenames. When acquiring these tradenames and trademarks, we conducted due diligence to obtain comfort as far as the ownership of the tradenames and trademarks.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost: Based on the terms of the respective acquisitions and the due diligence conducted when acquiring the tradenames and trademarks referenced in Note 7 of the Notes to Consolidated Financial Statements, we believe we acquired ownership of these tradenames and trademarks outright and, as a result, there is no renewal or extension required.

e.	The effects of obsolescence, demand, competition, and other economic factors: At the time of the acquisition, we believed and we continue to believe there are no factors that lead us to reasonably conclude that these trademarks and tradenames referenced have a determinable useful life.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset: At the time of the acquisition we did not, and currently we do not foresee the need for any significant expenditure that would negatively impact our expected future cash flows from this asset.
Upon completion of the acquisition of each of the brands referenced in the fiscal years presented, we performed our own fair value determination of the net assets acquired and subsequently obtained from an independent third party, an opinion on the fair value of net assets acquired. We referenced these opinions to assist us in our conclusions with respect to the fair value and useful life of respective trademarks and tradenames acquired.

The trademarks and tradenames we acquired were not automatically classified as indefinite-lived but rather, we independently assessed the useful lives of each trademark and tradename at the time of acquisition. We assessed our acquired trademarks and tradenames by reviewing their overall performance in the marketplace considering customer attrition and product demand, amongst other performance factors.

8.	Please tell us and disclose how you account for the contingent consideration arrangements associated with your purchase business combinations. Ensure the response and disclosure are clear in terms of why, in certain circumstances, you record a contingent liability in the original purchase price allocation which reflects the potential payments the company may be required to make, whereas in other circumstances, the contingent consideration is not recorded until the contingency is resolved. Also ensure it is clear how you measure the associated contingent liability in the original purchase price allocation, if applicable, and whether the contingent consideration issued or issuable is treated as an additional cost of the acquired entity. Refer for guidance to paragraphs 25 through 34 of SFAS 141.
When considering the accounting treatment of contingent consideration related to our purchase business combinations, we follow paragraphs 25 through 34 of SFAS 141 Business Combinations. Contingent consideration is disclosed in our financial statements but not recorded as a liability until the outcome of the contingency is determinable beyond a reasonable doubt. In general, if resolution of the contingency results in the issuance of consideration, the fair value of the consideration issued is recorded as an additional cost of the acquired entity and typically results in an increase to recorded goodwill. However, when the fair value of acquired net assets exceeds the cost to acquire those net assets and in accordance with paragraph 46 of SFAS 141, if a business combination involves a contingent consideration agreement that might result in recognition of an additional element of cost of the acquired entity when the contingency is resolved, an amount equal to the lesser of the maximum amount of contingent consideration or the excess of fair value over cost shall be recognized as if it was a liability.
The sum of the amounts assigned to assets acquired and liabilities assumed in our acquisition of Royal Robbins in 2003 exceeded the cost of acquiring the net assets. The terms of the acquisition included a contingent consideration agreement based upon potential earnout payments equal to 25% of the Royal Robbins product line’s gross profit over the 12 month periods ended May 31, 2004 and 2005. As the acquisition of Royal Robbins resulted in both excess fair value of assets acquired and liabilities assumed over cost of the acquisition and a contingent consideration agreement, a portion of the contingency equal to the excess of fair value over cost was recorded as a liability in accordance with paragraph 46 of SFAS 141.
The acquisition of H.S. Trask & Co. and Altama Delta Corporation both resulted in an excess of cost to acquire the entity over the sum of amounts assigned to assets acquired and liabilities assumed. As such, there was no need to record a liability representing a contingent liability in accordance with paragraph 46 of SFAS 141.

Note 13. Segment Information, page 68
9.	Please tell us in detail how you determined your reportable segments under SFAS 131. In particular, tell us which components of your company represent operating segments pursuant to paragraphs 10-15 of SFAS 131. Based on your disclosures under Item 1. Business, the discussion of your results of operations by brand “unit” in your earnings releases on Form 8-K, and your disclosure on page 3 that the company is managed by brands, it appears to us that each of your brand units represents a separate operating segment. If you disagree, please ensure we understand how you determined otherwise.

Also tell us your basis for aggregating any of the identified operating segments into reportable segments, if applicable. Ensure your response addresses each of the aggregation criteria in paragraph 17 of SFAS 131, including the similarity of economic characteristics. With respect to economic similarity, please provide us the revenues and gross profits by operating segment for each of the last five years. To the extent you only recently acquired certain of the operating segments, explain how you are able to conclude that the acquired operating segments will have similar long-term financial performance as other existing operating segments.

Notwithstanding the preceding, please disclose the information required by paragraph 26 of SFAS 131. Also revise footnote (1) to the table to separately identify and describe each significant reconciling item between total operating income of the reportable segments and consolidated operating income.

SFAS No. 131 Disclosures about Segments of an Enterprise and Related Information defines an operating segment as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise’s Chief Operating Decision Maker, as defined in SFAS 131, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

On a monthly basis, the Chief Operating Decision Maker, collectively represented by the Chairman of the Board, the CEO and the CFO, reviews the performance of each brand by assessing sales, gross profit and net profit contribution results, defined as gross margin less direct selling expenses. Each brand’s general manager is primarily responsible for the revenues, gross profit and net profit contribution results of their respective brands. Additionally, each brand operates under the same bonus program which is exclusively dependent upon net profit contribution results. Accordingly, we view each brand as an independent operating segment.

Based on the aggregation criteria outlined under paragraph 17 of SFAS 131 we believe our footwear and apparel brands qualify as a single reporting segment. All brands included in the footwear and apparel operating segment maintain the following characteristics:
a.	The nature of the products and services: Products consist of wearables for consumers.

b.	The nature of the production processes: Products are produced by foreign, third-party manufacturing entities to our design specifications often using the same factories for multiple brands.

c.	The type or class of customer for their products and services: Customers are primarily independent retailers, department stores and catalogue companies many of which carry a number of our brands. Each of these brands operate under similar credit and inventory risks utilizing open accounts receivable terms and at-once inventory requirements.

d.	The methods used to distribute their products or provide their services: Products are shipped to our distribution warehouses located in the United States. Products are shipped from our distribution warehouses to our customers, primarily using common ground transportation such as United Parcel Service.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities: As none of the footwear and apparel operating segments operate in a regulatory environment, this item is not applicable.
Each of the operating segments in the footwear and apparel reporting segment retain similar economic characteristics primarily due to the nature of the production process, targeted profit margin and net profit contribution results. An individual brand may experience marginal volatility in their profit margins due to the specific performance of individual product models but in general, our footwear and apparel brands have resulted in similar gross profit margin and more importantly net profit contribution results, which is considered the key performance metric by our management. We acquired the first of our current footwear brands during the year 2000 with our first full year of operations with that brand beginning in 2001. Accordingly, listed below are our historical revenue, gross profit percentage and net profit contribution results percentage during the last four full fiscal years for our footwear and apparel reporting segments:

Phoenix Footwear Group, Inc.
Net Sales, Gross Profit Percentage and Net Profit Contribution Results Percentage
by Footwear and Apparel Operating Segment

Fiscal Year	Royal
Ended	Robbins	SoftWalk	H.S. Trask	Trotters

Net Sales

1/1/2005	$21,219,789 (a)	$12,999,006 (a)	$7,039,504 (a)	$21,292,780 (a)
12/27/2003	16,441,390 (b)	12,056,633 (a)	8,820,841 (e)	22,225,975 (a)
12/31/2002	20,839,628 (c)	10,200,373 (a)	9,072,892 (a)	25,960,565 (a)
12/31/2001	17,223,264 (d)	7,768,067 (a)	9,489,504 (a)	26,546,030 (a)

Gross Profit Percentage (f)

1/1/2005	52.7%	44.1%	38.2%	38.4%
12/27/2003	47.8%	49.4%	42.9%	38.6%
12/31/2002	49.7%	46.0%	36.6%	34.9%
12/31/2001	43.7%	36.6%	35.2%	36.4%

Net Profit Contribution Results Percentage (g)

1/1/2005	25.9%	23.5%	-7.8% (h)	24.6%
12/27/2003	26.8%	33.3%	29.8%	24.6%
12/31/2002	26.9%	33.1%	17.8%	23.9%
12/31/2001	28.1%	35.3%	13.5%	25.4%

(a)	Operating segment results are derived from the audited financial statement of the respective period.

(b)	Pro forma for the October 31, 2003 acquisition of Royal Robbins, Inc. Results for the two month period subsequent to the acquisition are audited and exclude results of the 5.11 division, the technical clothing line of Royal Robbins, Inc. which we did not acquire. Results for the ten month period ended October 31, 2003 are unaudited and include results of the the 5.11 line.

(c)	Results presented for the fiscal year ended May 31, 2003 are audited results including those results of the 5.11 division the technical clothing line of Royal Robbins, Inc. which we did not acquire as part of the October 31, 2003 acquisition.

(d)	Results presented for the fiscal year ended May 31, 2002 are audited results including those results of the 5.11 division, the technical clothing line of Royal Robbins, Inc. which we did not acquire as part of the October 31, 2003 acquisition.

(e)	Pro forma for the August 7, 2003 acquisition of H.S. Trask & Co. Results for the five month period subsequent to the acquisition are audited. Results for the seven month period ended August 6, 2003 are unaudited.

(f)	Gross Profit is calculated as net sales, less cost of sales. Calculations are derived from the audited or unaudited information, as applicable, for the respective reporting periods as indicated above.

(g)	Net Profit Contribution is calculated as Gross Profit, less brand specific selling and marketing expenses. Calculations are derived from the audited or unaudited information, as applicable, for the respective reporting periods as indicated above.

(h)	The H.S. Trask brand incurred a negative net profit contribution percentage for the year ended January 1, 2005 due to a complete product redesign and repositioning which resulted in lower sales and increased marketing, advertising and other selling expenses.
Each of the operating segments share similar economic characteristics including net profit contribution percentages which we consider to be the most critical measurement of product performance. We believe these operating segments meet all of the aggregation criteria defined in paragraph 17 and therefore in accordance with paragraph 19 of SFAS 131, may be reported as a single segment.

Our military boots segment consists of one brand and one operating segment, Altama. The customer base, the economic characteristics, the regulatory environment and the method of distribution for our military boots segment significantly differ from that of our footwear and apparel reporting segment and is therefore reported separately.
Though we believe that in the first paragraph of Note 13 of the Notes to Consolidated Financial Statements, we have sufficiently disclosed factors used to separately identify reportable segments and the types of products from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131, we intend to expand our segment reporting disclosure on a prospective basis in future Form 10-Q and 10-K filings.
Footnote 1 to the table included in Note 13 of the Notes to Consolidated Financial Statements represents expenses incurred at the corporate office to support operations of the brands and includes salaries, professional fees, rent and other operating expenses. Of the total $4,723,000, corporate salaries represent approximately $2,029,000 while professional fees represent approximately $1,045,000. We concur with the Staff’s recommendation that further disclosure of the reconciling item will provide an enhanced understanding of our financial statements. Accordingly, we intend to adopt this expanded disclosure on a prospective basis with future Form 10-Q and Form 10-K filings.
Note 15. Restatement, page 70
10.	Please clarify for us whether the restatement relates exclusively to your accounting for intangibles purchased during fiscal 2004, or whether the restatement also relates to acquisitions prior to 2004. To the extent the restatement relates to acquisitions prior to fiscal 2004, please help us understand why the restatement has only a balance sheet and no statements of operations impact. In particular, we are unclear as to why the amortization of the intangibles and related deferred tax effects had no impact on your statements of operations. Please advise and also clarify your disclosure accordingly, as applicable.

To date, our acquisitions have typically resulted in recording goodwill and both amortizable and non-amortizable intangible assets. Under SFAS 109, as amended, recording goodwill does not result in recording a related deferred tax liability; however, SFAS 109 requires a company recording non-amortizable intangible assets to record related deferred tax liabilities. Our restatement involved recording additional deferred tax liabilities related to non-amortizable intangible assets for acquisitions occurring in both fiscal 2004 and fiscal 2003. The recording of these deferred tax liabilities resulted in an equal amount of recorded goodwill and had no impact on the statement of operations because no circumstances which would trigger the reversal of the deferred tax liability (amortization or impairment) have occurred.

Form 10-Q for Fiscal Quarter Ended July 2, 2005
Management’s Discussion and Analysis of Financial Condition..., page 13 Results of Operations, page 15
Fiscal Six Month Period Ended July 2, 2005 Compared to Fiscal Six Month Period Ended June 26, 2004, page 17
Footwear and Apparel Business, page 19
11.	We note your disclosure that selling, general and administrative expenses for this segment increased in part due to operating costs associated with the Altama brand acquired in fiscal 2004. Please tell us and revise your disclosure to clarify why the costs associated with the Altama acquisition affected the footwear and apparel segment, given that this brand is part of the military boot segment.

We view acquisition costs such as amortization expense related to amortizable intangibles as a corporate expense and therefore do not include these types of expenses in operating costs when measuring the financial results of our reportable segments. For segment reporting disclosure, we have historically combined these costs in our footwear and apparel segment as these amounts were considered immaterial. However, we now recognize that the costs associated with the Altama acquisition should not have an impact on selling, general and administrative expenses related to the footwear and apparel segment and should be separately disclosed.

We do not believe that our current disclosure is materially misleading. However, we intend to modify our segment reporting disclosure in our MD&A on a prospective basis in future Form 10-Q and 10-K filings to properly exclude acquisition and other corporate expenses.

     In connection with responding to your comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me if you have any questions.
Sincerely,

Kenneth E. Wolf
Chief Financial Officer and Treasurer
Phoenix Footwear Group, Inc.